Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

July 11, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Angela McHale, Senior Counsel

Re:	Lightstone Value Plus Real Estate Investment Trust III, Inc. Amendment No. 4 to Form S-11 Filed June 25, 2014 File No. 333-195292

Dear Ms. McHale:

On behalf of our client, Lightstone Value Plus Real Estate Investment Trust III, Inc. (the “Company”), we are submitting this letter in response to the written comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated July 8, 2014 (the “Comment Letter”), with respect to Amendment No. 4 to Form S-11 filed by the Company with the Commission on June 25, 2014 (“Amendment No. 4”).

The response is set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. For the convenience of the Staff, the comment from the Comment Letter is restated in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 4.

Exhibit 5.1

1.	Please refer to assumptions (6) and (7) on page 2 of the legality opinion. We note that these assumptions seem overly broad, considering that you are opining on the valid issuance of shares. Please provide a revised opinion that omits these assumptions or tell us why you believe they are appropriate. Please refer to Staff Legal Bulletin No. 19 (CF).

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC.

July 11, 2014

Please note that the assumptions in the opinion of Maryland counsel have been renumbered in light of the deletion of former assumption number 5 because the Company has filed the Articles of Amendment and Restatement (the “Charter”) with the State Department of Assessments and Taxation of Maryland.  The Charter is now effective.

Section 5.9 of the Charter sets forth various restrictions that must be satisfied in order for the Company to qualify as a REIT under the Internal Revenue Code (the “Code”).  Compliance with certain of the restrictions (e.g., the restriction on ownership of shares that would cause the Company to be “closely held” within the meaning of Section 856(h) of the Code or the restriction on ownership of shares that would result in the Company owning an interest in a tenant described in Section 856(d)(2)(B) of the Code if the income derived from such tenant would cause the Company to fail to satisfy any of the gross income requirements of Section 856(c) of the Code) are evaluated on a look-through basis.  Maryland counsel advises that in the context of a two-year (possibly three-year) continuous offering in which the investors are not yet even known, it is impossible for the Company to take the steps necessary for counsel to remove assumption number 5 (formerly assumption number 6) – i.e., (i) to obtain from investors detailed representations regarding the investors’ beneficial owners and the investors’ ownership of interests in any of the Company’s tenants and (ii) to certify to counsel, based on such information, that none of the restrictions will be violated.

With respect to assumption number 6 (formerly assumption number 7), Maryland counsel advises that unlike in an underwritten public offering when the shares are issued concurrently with the delivery of the opinion, most of the shares in this two-year (possibly three-year) continuous offering will not be issued until a future date.  While there are enough shares available under the Charter for the offering today, various events outside the control of Maryland counsel (e.g., a charter amendment to decrease authorized stock or the issuance of significant numbers of shares in other transactions) could occur between the delivery of the opinion and the issuance of shares in the offering to leave the Company with an insufficient number of shares under the Charter.  Maryland counsel’s opinion is that, when the shares are issued, they will be validly issued (note that, if the shares are issued as of the date of the opinion, they would be validly issued).  Since the Charter is now on file, Maryland counsel has added to the assumption a note that there are more than 40,000,000 shares (i.e., the maximum number of shares issuable in the offering) available under the Charter to make it clear that, if issued today, there would be sufficient shares available.

July 11, 2014

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.